

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 13, 2007

Mr. M. Todd Holt
Chief Financial Officer
Knology, Inc.
1241 O. G. Skinner Drive
West Point, GA 318333

> **RE:** **Knology, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 28, 2006**
>
> **Form 10-Q for Fiscal Quarter Ended September 30, 2006**
> **File No. 0-32647**

Dear Mr. Holt:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director